May 16, 2014

Mr. Ethan Horowitz,
Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	BP p.l.c. Form 20-F for the Fiscal Year Ended December 31, 2013

Dear Mr. Horowitz,

I refer to your comment letter dated May 8, 2014 to Dr. Brian Gilvary of BP p.l.c. (the “Company”) and the telephone call from Jennifer O’Brien on May 15, 2014 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by June 6, 2014.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ Kathryn A. Campbell
Kathryn A. Campbell

(Enclosure)

cc:	Dr. Brian Gilvary
(BP p.l.c.)